Industrial Electric Services, Inc.

March 12, 2006

Ms. Anita Karu
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re: Industrial Electric Services, Inc.
Registration Statement on Form SB-2
File No. 333-129355

Dear Ms. Karu:

Please withdraw the above registration statement. No securities have been sold under the Registration Statement.

The reason for the withdrawal is that, given the relatively short period of time until the Selling Stockholders will be able to utilize the provisions of Rule 144 for resale of their securities, the issuer does not want to incur the additional time and expense necessary to update the Registration Statement.

Sincerely,

/s/ Edward Lynch

Edward Lynch, President